Ossen Innovation Announces Third Quarter 2013 Financial Results

To Host Conference call at 9:00 am ET on December 9, 2013

SHANGHAI, December 9, 2013 /PRNewswire-FirstCall/ — Ossen Innovation Co., Ltd. ("Ossen" or the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced its financial results for the three months and nine months ended September 30, 2013.

“The market for steel materials used in infrastructure projects in China continued to be challenging in the third quarter of 2013,” said Dr. Liang Tang, Chairman of Ossen Innovation. “However, I am pleased to report that Ossen continued to sell more of our higher margin, pre-stressed coated products as a percentage of total sales. Combined with lower raw material prices, this resulted in improved gross profit, gross margin and increased earnings for the third quarter and nine months ended September 30, 2013. Although the domestic infrastructure environment remains challenging, we continue to focus on driving sales of higher margin products and maintaining conservative operating expenses,” concluded Dr. Tang.

Financial Summary

(in millions ex- EPS)	Q3 2013	Q3 2012	Chg.	YTD 2013	YTD 2012	Chg.
Revenue	$33.1	$41.1	-19%	$71.9	$95.0	-24%
Gross Profit	$3.9	$2.9	+33%	$8.5	$7.7	+10%
Net Income*	$1.7	$0.7	+126%	$2.5	$1.1	+127%
EPS	$0.08	$0.04	+100%	$0.12	$0.05	+140%
Shares Outstanding	19.9	20.0	-0.9%	19.9	20.0	-0.3%

*Net income attributable to Ossen Innovation Co., Ltd.

Third Quarter 2013 Financial Results

Revenue for the three months ended September 30, 2013 was $33.1 million, down 19% from the same period a year ago. Sales of coated pre-stressed steel materials, including rare earth and zinc coated products, were approximately $24.3 million, down 8% compared to approximately $26.4 million in the third quarter of 2012. Sales of plain surface PC strands were $4.9 million for the three months ended September 30, 2013, a decrease of $5.9 million compared to the prior year. These decreases are primarily due to lower demand of coated pre-stressed steel materials and plain surface PC strands because of a decrease in large scale infrastructure projects and increased price competition.

Gross profit increased from $2.9 million to $3.9 million, a 33% year-over-year increase. Gross margin was 11.7%, up from 7.1% in the third quarter of 2012. Gross profit and gross margin were higher as a result of lower raw material prices and an increase in sales of higher margin coated pre-stressed steel materials as a percentage of total sales in the third quarter of 2013 compared to the prior year period.

Selling expenses were reduced by 47% to $0.2 million due to a decrease in total sales. General and administrative expenses were $0.8 million, an increase of 63% compared to $0.5 million in the third quarter of 2012 due to higher R&D expenses related to Japanese Industrial Standards certification. Operating income was approximately $2.9 million, an increase of 36% from the same period a year ago.

Net income attributable to Ossen Innovation Co., Ltd. was $1.7 million in the third quarter of 2013 compared to $0.7 million in the year-ago period. Earnings per share were $0.08 versus $0.04 a year ago. The weighted average diluted shares outstanding were 19.9 million compared to 20.0 million.

Nine Months Ended September 30, 2013 Financial Results

Revenue for the nine months ended September 30, 2013 was $71.9 million, down 24% from the same period a year ago. Sales of coated pre-stressed steel materials, including rare earth and zinc coated products, were approximately $61.8 million, down 13% compared to approximately $71.0 million in the same period of 2012. Sales of plain surface PC strands were $10.1 million for the nine months ended September 30, 2013, a decrease of $13.9 million compared to the prior year. These decreases are primarily due to lower demand of coated pre-stressed steel materials and plain surface PC strands because of a decrease in large scale infrastructure projects and increased price competition.

Gross profit increased from $7.7 million to $8.5 million, a 10% year-over-year increase. Gross margin was 11.8%, up from 8.1% in the same period of 2012. Gross margin was higher as a result of lower raw material prices and an increase in sales of higher margin coated pre-stressed steel materials as a percentage of total sales in 2013 compared to the prior year period.

Selling expenses were reduced by 31% to $0.4 million due to a decrease in total sales. General and administrative expenses were $2.4 million, down 17% compared to $2.9 million in the same period of 2012 due to lower audit fees and R&D expenses. Operating income was approximately $5.6 million, an increase of 35% from the same period a year ago.

Net income attributable to Ossen Innovation Co., Ltd. was $2.5 million in the nine months ended September 30, 2013 compared to $1.1 million in the year-ago period. Earnings per share were $0.12 versus $0.05 a year ago. The weighted average diluted shares outstanding were 19.9 million compared to 20.0 million.

Balance Sheet and Cash Flows

Ossen had approximately $35.0 million of cash and restricted cash as of September 30, 2013 compared to $27.4 million at December 31, 2012. Total accounts receivable on September 30, 2013 increased to $51.1 million from $45.7 million on December 31, 2012. The average accounts receivable days sales outstanding were 139 days in the third quarter of 2013 compared to 101 days in the third quarter of 2012 which was primarily due to a decrease in total sales. The balance of prepayments to suppliers of raw materials was $55.6 million as of September 30, 2013, a decrease of $22.4 million compared with December 31, 2012. The decrease was mainly due to the Company receiving a large delivery of raw materials from two major suppliers during the first nine months of 2013. Accordingly, inventories increased from $9.8 million at December 31, 2012 to $16.6 million at September 30, 2013. Total working capital was $76.6 million at September 30, 2013.

The Company generated positive cash flows from operations of $18.0 million for the nine months ended September 30, 2013 as compared to $13.0 million of outflows for the same period of 2012. The primary reasons for the increase in cash generated in operations were an increase in customer deposits and a decrease in advance to suppliers during the first nine months of 2013, partially offset by higher inventories and accounts receivable.

Cash flow used by financing activities was $21.9 million for the nine months ended September 30, 2013 as compared to cash flow provided by financing activities of $12.9 million for the same period of 2012. The primary reasons for the increase in cash used by financing activities were increases in restricted cash, repayments of bank loans and notes payable, and a decrease in proceeds from short-term bank loans due to the Chinese government’s prudent monetary policy.

Business Updates and Outlook

Ossen believes that the Chinese central government will continue to stimulate economic growth by further injecting capital into the economy by funding new infrastructure projects. While Ossen does not believe that the Chinese government will initiate another large scale, comprehensive capital injection, the Company believes that infrastructure spending will be selectively targeted at developing regions in Central or Western China. Furthermore, Ossen expects spending by local governments on regional infrastructure development, all of which should create additional bidding opportunities for the Company in 2014 and beyond.

In addition, Ossen recently announced that it has been awarded two contracts to supply its plain surface steel strands for new infrastructure projects in Anhui Province. The first contract is to supply 2,500 tons of plain surface steel strands for the renovation of the G205 national highway's Cihu to Caishi section. This renovation project, overseen by the Chinese Ministry of Transport, will use the steel strands for long span prestressed concrete structures of the overpass.  The second contract is to supply 18,000 tons of plain surface steel strands for the construction of the Wangdong Yangtze River highway bridge upstream of the Wan River in Anhui Province. This construction project, overseen by the Anhui Province Planning Department, will use the steel strands for long span prestressed concrete structures of the bridge approach. Based on information received from the Ministry of Transport and the Anhui Province Planning Department, respectively, Ossen expects to begin delivery of these plain surface steel strands in the first half of 2014.

Furthermore, Ossen announced that it has been awarded a contract to supply 15,000 tons of plain surface steel strands to a construction company responsible for building the new Jiujiang express loop highway in Jiujiang City, Jiangxi Province, China. The steel strands will be used in the construction of bridges and elevated highways in this infrastructure project. Based on information received from the construction company responsible for building the Jujiang express loop highway, Ossen expects to begin delivery of the plain surface steel strands in the first quarter of 2014.

Finally, Ossen expects Q4 2013 sales will be similar to the third quarter of 2013 while 2014 results are expected to significantly improve over 2013, provided that the industry is not impeded by the problems it encountered this past year, including government regulation and lack of liquidity among lending institutions.

Conference Call

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for "Ossen Innovation Third Quarter 2013 Conference Call” or be prepared to utilize the conference ID.

Conference Call	Ossen Innovation Third Quarter 2013 Conference Call

Date:	Monday, December 9, 2013

Time:	9:00 am Eastern Time, US

Conference Line Dial-In (U.S.):	+1-845-675-0437

International Toll Free:	United States: +1-866-519-4004 China, Domestic Mobile: 4006208038 China, Domestic: 8008190121

Conference ID:	19296069

Please dial in at least 10 minutes before the call to ensure timely participation. A playback will be available through December 17, 2013. To listen, please call +1-855-452-5696 within the United States or +1-646-254-3697 if calling internationally. Utilize the pass code 19296069 for the replay.

This call is being webcast and can be accessed by clicking on this link: http://www.media-server.com/m/p/rpe2si4h

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Maanshan, Anhui Province, and Jiujiang, Jiangxi Province.

Safe Harbor Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F, as amended. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.

Feng Peng, Chief Financial Officer

Email: feng.peng@ossencorp.com

Phone: +86 (21) 6888-8886

Web: www.osseninnovation.com

Investor Relations

FCC Group LLC

Phone: +1-347-850-7098

Email: ir@ossencorp.com

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2013	2012
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$2,298,617	$1,996,764
Restricted cash	32,694,705	25,407,499
Notes receivable – bank acceptance notes	-	394,079
Accounts receivable, net of allowance for doubtful accounts of $1,286,407 and $1,277,091 at September 30, 2013 and December 31,2012, respectively	51,094,124	45,734,381
Inventories	16,572,561	9,807,044
Advance to suppliers	55,558,438	77,948,496
Other current assets	2,205,884	1,904,626
Notes receivable from related party – bank acceptance notes	-	1,830,208
Total Current Assets	160,424,329	165,023,097
Property, plant and equipment, net	8,888,337	9,707,587
Land use rights, net	4,361,318	4,317,669
Prepayment for plant and equipment	8,146,031	7,933,361
TOTAL ASSETS	$181,820,015	$186,981,714

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2013	2012
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Notes payable – bank acceptance notes	$48,340,631	$36,933,710
Short-term bank loans	31,388,857	50,679,026
Long term bank loans – current portion	-	4,438,386
Accounts payable	408,581	572,305
Customer deposits	1,828,131	384,602
Income tax payable	87,223	391,353
Other payables and accrued expenses	1,254,604	805,196
Due to related party	467,252	-
Total Current Liabilities	83,775,279	94,204,578
TOTAL LIABILITIES	83,775,279	94,204,578

EQUITY
Shareholders' Equity
Ordinary shares, $0.01 par value: 100,000,000 shares authorized, 20,000,000 shares issued and outstanding as of September 30, 2013 and December 31, 2012, respectively	200,000	200,000
Additional paid-in capital	33,971,455	33,971,455
Statutory reserve	4,477,623	4,179,027
Retained earnings	40,467,753	38,311,527
Treasury stock, at cost: 98,041 shares as both of September 30, 2013 and December 31, 2012	(96,608)	(96,608)
Accumulated other comprehensive income	8,524,134	5,999,214
TOTAL SHAREHOLDERS’ EQUITY	87,544,357	82,564,615
Non-controlling interest	10,500,379	10,212,521
TOTAL EQUITY	98,044,736	92,777,136
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$181,820,015	$186,981,714

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

	FOR THE THREE MONTHS ENDED SEPTEMBER 30,		FOR THE NINE MONTHS ENDED SEPTEMBER 30,
	2013	2012	2013	2012

REVENUES	$33,118,243	$41,066,144	$71,897,988	$94,956,669
COST OF GOODS SOLD	29,239,480	38,141,575	63,407,366	87,224,774
GROSS PROFIT	3,878,763	2,924,569	8,490,622	7,731,895
Operating Expenses:
Selling and distribution expenses	159,249	298,231	439,357	633,325
General and administrative expenses	848,110	521,602	2,406,865	2,916,249
Total Operating Expenses	1,007,359	819,833	2,846,222	3,549,574
INCOME FROM OPERATIONS	2,871,404	2,104,736	5,644,400	4,182,321
Other Income (Expenses):
Financial expenses, net	(727,244)	(1,143,588)	(2,458,130)	(2,915,253)
Other income, net	38,232	49,374	134,143	383,255
INCOME BEFORE INCOME TAXES	2,182,392	1,010,522	3,320,413	1,650,323
INCOME TAXES	(333,683)	(156,041)	(577,733)	(318,511)
NET INCOME	1,848,709	854,481	2,742,680	1,331,812
LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	172,305	113,215	287,858	251,927
NET INCOME ATTRIBUTABLE TO OSSEN INNOVATION CO.,LTD AND SUBSIDIARIES	1,676,404	741,266	2,454,822	1,079,885
OTHER COMPREHENSIVE INCOME
Foreign currency translation gain, net of tax	591,937	(174,728)	2,524,920	446,498
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	591,937	(174,728)	2,524,920	446,498
COMPREHENSIVE INCOME	2,268,341	566,538	4,979,742	1,526,383

EARNINGS PER ORDINARY SHARE
Basic and diluted	$0.08	$0.04	$0.12	$0.05
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING
Basic and diluted	$19,901,959	$19,919,613	$19,901,959	$19,954,867

OSSEN INNOVATION CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(Unaudited)

	Total Ossen Innovation Co., Ltd. Shareholders’ Equity
	Ordinary Shares $0.01 Par Value		Treasury Stock		Additional Paid-in	Accumulated Other Comprehensive	Statutory	Retained	Non Controlling
	Shares	Amount	Shares	Amount	Capital	Income	Reserve	Earnings	Interest	Total
Balance at December 31, 2012	20,000,000	200,000	(98,041)	(96,608)	33,971,455	5,999,214	4,179,027	38,311,527	10,212,521	92,777,136
Net income	-	-	-	-	-	-	-	2,454,822	287,858	2,742,680
Transfer to statutory reserve	-	-	-	-	-	-	298,596	(298,596)	-	-
Foreign currency translation adjustment	-	-	-	-	-	2,524,920	-	-	-	2,524,920
Balance at September 30, 2013	20,000,000	$200,000	(98,041)	$(96,608)	$33,971,455	$8,524,134	$4,477,623	$40,467,753	$10,500,379	$98,044,736

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,742,680	$1,331,812
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	1,152,788	1,190,589
Share-based compensation expense	-	79,276
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(5,359,744)	7,501,657
Inventories	(6,765,517)	4,774,010
Advance to suppliers	22,390,059	(34,144,039)
Other current assets	(301,259)	3,310,212
Notes receivable - bank acceptance notes	394,079	2,948,352
Notes receivable from related party - bank acceptance notes	1,830,208	-
Account receivable from related party	-	(513,817)
Increase (Decrease) In:
Accounts payable	(163,724)	251,104
Customer deposits	1,443,528	148,935
Income tax payable	(304,130)	38,206
Other payables and accrued expenses	449,408	96,882
Due to related party	467,252	-
Net cash provided by/(used in) operating activities	17,975,628	(12,986,821)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(14,806)	(28,882)
Prepayment for plant and equipment	-	(1,583)
Net cash used in investing activities	(14,806)	(30,465)

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended September 30,
	2013	2012
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(7,287,207)	(2,848,766)
Proceeds from short-term bank loans	28,766,506	41,784,077
Repayments of short-term bank loans	(49,171,458)	(44,474,787)
Repayments of long-term bank loans	(4,503,563)	(158,278)
Proceeds from notes payable-bank acceptance notes	62,406,511	59,354,226
Repayment of notes payable-bank acceptance notes	(52,112,653)	(40,677,430)
Repurchase of common shares	-	(87,733)
Net cash provided by/(used in) financing activities	(21,901,864)	12,891,309

DECREASE IN CASH AND CASH EQUIVALENTS	(3,941,042)	(125,977)
Effect of exchange rate changes on cash	4,242,895	658,425
Cash and cash equivalents at beginning of period	1,996,764	1,568,261
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,298,617	$2,100,709

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$884,946	$280,278
Interest paid	$2,428,135	$2,778,438
Non-cash transactions:
Appropriation to statutory reserve	$298,596	$155,297

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended September 30,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,848,709	$854,481
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Depreciation and amortization	383,139	361,743
Share-based compensation expense	-	26,618
Changes in operating assets and liabilities:
(Increase) Decrease In:
Accounts receivable	(1,290,529)	9,404,698
Inventories	(1,343,507)	2,555,970
Advance to suppliers	17,239,266	(12,743,803)
Other current assets	(294,734)	2,766,985
Notes receivable - bank acceptance notes	-	15,270
Account receivable from related party	-	(513,817)
Increase (Decrease) In:
Accounts payable	(6,694,566)	54,347
Customer deposits	(3,370,578)	257,450
Income tax payable	(69,176)	(3,057)
Other payables and accrued expenses	330,731	86,437
Due to related party	(1,121,686)	(316,741)
Net cash provided by operating activities	5,617,069	2,806,581

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of plant and equipment	(493)	(486)
Net cash used in investing activities	(493)	(486)

OSSEN INNOVATION CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended September 30,
	2013	2012
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(1,974,345)	(5,500,566)
Proceeds from short-term bank loans	14,215,839	9,317,286
Repayments of short-term bank loans	(16,544,377)	(15,017,994)
Repayments of long-term bank loans	(4,503,563)	-
Proceeds from notes payable-bank acceptance notes	16,600,338	19,443,550
Repayment of notes payable-bank acceptance notes	(14,795,037)	(10,744,423)
Repurchase of common shares	-	(18,702)
Net cash used in financing activities	(7,001,145)	(2,520,849)

INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(1,384,569)	285,246
Effect of exchange rate changes on cash	949,486	(281,630)
Cash and cash equivalents at beginning of period	2,733,700	2,097,093
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,298,617	$2,100,709

SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid during the periods:
Income taxes paid	$402,645	$159,038
Interest paid	$682,581	$928,937
Non-cash transactions:
Appropriation to statutory reserve	$171,856	$77,102